Green SEA Resources Inc.

130 Adelaide Street West

Suite 3303

Toronto, ON M5H 3P5

October 21, 2011

BY EDGAR AND FEDEX

Melissa Campbell Duru, Esq.

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Re:	Natural Resources USA Corporation

Schedule 13E-3 filed by Green SEA Resources Inc. and GSR Acquisition Corp.

Filed August 8, 2011

File No. 5-52031

Dear Ms. Duru:

On behalf of Green SEA Resources Inc. and GSR Acquisition Corp. (together, the “Filing Persons”), the undersigned has set forth below the responses of the Filing Persons to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to the undersigned, dated September 6, 2011 (the “Comment Letter”). For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in bold with the response of the Filing Persons immediately following each bolded comment.

Concurrently with the delivery of this letter, the Filing Persons are filing an amendment to the Schedule 13E-3 of even date herewith (the “Schedule 13E-3/A”), containing the revisions described in this letter. For your convenience, we are providing supplementally a courtesy copy of the Schedule 13E-3/A, marked to show all changes from the Schedule 13E-3 filed August 8, 2011. Capitalized terms that are used but not defined in this letter shall have the meanings ascribed to them in the Schedule 13E-3/A.

Schedule 13E-3

General

1.	You disclose that “SURF and Sentient General Partner may be deemed to have beneficial ownership over the shares of common stock of NRUC owned by Green Sea Resources, Inc.” It would appear that these entities may be affiliates engaged in the going private transaction. Please revise to include these entities as filing parties on the Schedule 13e-3 and include all requisite disclosure for each filing party or advise. Please ensure that each newly added party signs the Schedule 13e-3.

Prior to filing the Schedule 13E-3, we considered whether SURF and Sentient General Partner might be considered filing persons for purposes of Rule 13e-3. We respectfully submit that, regardless of whether SURF and Sentient General Partner may be deemed “affiliates” of NRUC within the scope of Rule 13e-3, SURF and Sentient General Partner should not be deemed to be engaged, directly or indirectly, in the going-private transaction.

The Staff has set forth a two-prong test to determine filing person status under Rule 13e-3: (i) whether an entity or a person is an “affiliate” of the issuer within the scope of Rule 13e-3; and (ii) whether such affiliates should be deemed to be engaged, directly or indirectly, in the going-private transaction. See Current Issues and Rulemaking Projects Outline (Nov. 14, 2000) (the “Outline”), Section II.D.3.

While the question of whether SURF and Sentient General Partner are affiliates of NRUC may be argued, we respectfully submit that such determination need not be decided because regardless of whether SURF and Sentient General Partner are affiliates of NRUC, we respectfully submit that neither SURF nor Sentient General Partner is engaged in the going-private transaction. The issue of whether an entity is engaged in a going-private transaction depends on the particular facts and circumstances of the transaction. The Staff has stated that important aspects of analyzing whether a person would be deemed to be engaged in a going-private transaction include whether such a person would: (i) hold a material amount of the surviving company’s outstanding equity securities following the going-private transaction; (ii) occupy seats on the board of the surviving company in addition to senior management positions following the going-private transaction; or (iii) otherwise be in a position to “control” the surviving company within the meaning of Rule 12b-2 of the Exchange Act (i.e., whether through the ownership of voting securities, by contract or otherwise). See Outline, Section II.D.3. In this instance: (i) neither SURF nor Sentient General Partner currently hold any NRUC shares directly nor will they hold shares directly immediately following the going-private transaction as all of the common stock of NRUC are ultimately held by Green SEA Resources Inc. and SURF and Sentient General Partner have disclaimed beneficial ownership over the NRUC common stock; (ii) neither SURF nor Sentient General Partner currently has any agreement or arrangement with Green SEA Resources Inc. or NRUC to designate any persons on behalf of these entities to sit on the NRUC board of directors or to serve as part of NRUC’s management nor is such a future agreement or arrangement expected; and (iii) despite holding securities of Green SEA Resources Inc., SURF and Sentient General Partner will not truly be in a position to control NRUC, as further discussed below.

GSR is an independent company formed for the purposes of owning and developing businesses with primary and secondary resources in the lead, lithium and sodium bicarbonate space. In addition to its interest in NRUC, GSR owns approximately 55% of Ivernia Inc., a Toronto Stock Exchange listed lead mining company. SURF, on the other hand, is a special purpose vehicle that is owned by three primary Sentient funds, together with their respective parallel funds. As a result, the beneficial ownership interests of SURF are spread amongst the many investors in these six Sentient funds that, in turn, own equity interests in SURF. Each of the funds has a different general partner or trustee, as the case may be, and each of the three primary funds makes independent investment decisions based on their respective investment objectives and investment time horizons. Furthermore, despite the ownership interest that SURF has in Green SEA Resources Inc., Green SEA Resources Inc. is operated as a separate independent entity from SURF and Sentient General Partner with its own board of directors and management team. Following the transfer of SURF’s NRUC shares to Green SEA Resources Inc. on March 15, 2011, shareholder decisions related to NRUC, including any future shareholder decisions related to NRUC management and board of directors, are, and are expected to continue to be, made at the Green SEA Resources Inc. level. Further, all business decisions of Green SEA Resources Inc., relating to the decision to incorporate GSR Acquisition Corp. and engage in the going-private transaction were made at the Green SEA Resources Inc. level. Moreover, as stated above, Green SEA Resources Inc. will hold all shares of NRUC immediately following the going-private transaction and, as stated in the Schedule 13E-3, Green SEA Resources Inc. has no current intention to sell its NRUC shares to any party, including SURF or Sentient General Partner. SURF and Sentient General Partner are not parties to the going-private transaction documents (such as the Contribution Agreement and plan of merger), have had no direct involvement in the going-private transaction, and should, therefore, not be deemed to be engaged in the going-private transaction. Neither SURF nor Sentient General Partner initiated the transaction nor has either entity participated in deliberations by the boards of directors of Green SEA Resources Inc. or GSR Acquisition Corp.

In conclusion, we submit that, regardless of whether SURF and Sentient General Partner may be deemed affiliates of NRUC, neither has taken any action that rises to the level of engaging in a Rule 13e-3 transaction and, therefore, neither is required to be included as a filing person. Disclosure relating to SURF and Sentient General Partner is included in the Schedule 13E-3/A and Exhibit (a)(1) thereto (the “Revised Transaction Statement”) solely because such entities may be “associates” of, and/or persons “controlling,” Green SEA Resources Inc., as applicable, within the meaning of Rule 12b-2 of the Exchange Act.

Item 13

2.	You have not provided the financial statements required by Item 13 of Schedule 13e-3 and corresponding Item 1010 of Regulation M-A. Please revise to include the requisite financial statements, as restated and for the time periods required, in the transaction document disseminated to shareholders. Please also note our subsequent comments regarding the timing of the filing of the restated financials and the impact such new information may have on disclosure provided to date. We may have further comment.

The audited financial statements for the transition period ended December 31, 2010 have been restated and an Amended Transition Report on Form 10-KT/A was filed with the Commission on September 14, 2011. The Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011 were each filed with the Commission on October 20, 2011. The Schedule 13E-3/A has been revised, including the Selected Financial Data beginning on page 29, and the financial statements incorporated by reference on page 37, of the Revised Transaction Statement, providing the financial statements, as restated, required by Item 13 of Schedule 13E-3 and Item 1010 of Regulation M-A.

Exhibit (a)(1): Natural Resources Going Private Transaction Statement

Summary Term Sheet, page 1

3.	Please reformat the section so that it includes a brief Question & Answer section in the summary. For example, questions and answers should focus on explaining more concisely:

•	the authority (state law and constitutive document) you believe permits the short form merger to proceed without a shareholder vote;

•	why you are obligated to provide the transaction statement to shareholders and the going private effect the transaction will have;

•	how shareholders may preserve and timely exercise dissenters rights under state law;

•	when shareholders can expect to receive payment for their shares, assuming they do not exercise dissenters rights; and,

•	the position of each filing party as to the fairness of the transaction to unaffiliated shareholders.

In revising your disclosure in the summary section, please be mindful of including duplicative disclosure.

The Schedule 13E-3/A has been revised to include a brief Question & Answer section beginning on page 1 of the Revised Transaction Statement.

4.	Refer to disclosure on page 6 in which you attempt to incorporate all documents filed “from the date of th[e] Transaction Statement to the effective time of the short-form merger.” Please be advised that Rule 13e-3 does not permit forward incorporation. Rather, you must promptly disseminate disclosures of material changes to the information provided in a manner reasonably calculated to inform security holders. Please revise your disclosure accordingly.

The Schedule 13E-3/A has been revised to address the Staff’s comment by removing such statement from the Revised Transaction Statement.

Cautionary Statement Regarding Forward-Looking Statements, page 7

5.	Please identify each of the documents incorporated by reference to which you refer.

The Schedule 13E-3/A has been revised on page 9 of the Revised Transaction Statement to reflect that the documents incorporated by reference containing forward-looking statements include NRUC’s Amended Transition Report on Form 10-KT/A for the transition period ended December 31, 2010 filed with the Commission on September 14, 2011; NRUC’s Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2011 and June 30, 2011 filed with the Commission on October 20, 2011; and CF&Co’s Valuation Report and Fairness Opinion.

6.	Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Please revise this section to include disclosure stating that the safe harbor provisions in the Forms 10-KT filed on March 25, 2011 and the other documents incorporated by reference into the transaction statement, do not apply to any forward-looking statements the filing parties make in connection with the going private transaction.

The Schedule 13E-3/A has been revised on page 9 of the Revised Transaction Statement to reflect that the safe harbor provisions included in NRUC’s Amended Transition Report on Form 10-KT/A for the transition period ended December 31, 2010 filed with the Commission on September 14, 2011, and NRUC’s Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2011 and June 30, 2011 each filed with the Commission on October 20, 2011 do not apply to any forward-looking statements we make in connection with the going-private transaction.

7.	Refer to Item 5 of Schedule 13e-3 and corresponding Item 1005 of Regulation M-A. Please revise to provide a detailed and comprehensive background discussion of the events leading up to each affiliate’s decision to engage in the going private transaction. Please describe each contact, meeting, or negotiation that took place, persons in attendance and the substance of the discussions or negotiations at each meeting amongst the filing parties and between the filing parties, the NRUC board and/or their third party advisors.

The Schedule 13E-3/A has been revised beginning on page 9 of the Revised Transaction Statement to provide a detailed and comprehensive background discussion of the events leading up to each Filing Person’s decision to engage in the going-private transaction.

8.	Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please confirm that you have filed all such materials or revise to include a description of preliminary reports, presentations or discussions that are materially related to the current transaction and file any such written materials.

We confirm that all presentations, discussions and reports held with or presented by an outside party to the Filing Persons (other than of legal counsel) that are materially related to the Rule 13e-3 transaction have been filed with the Commission.

Special Factors, page 7

Purposes, Alternatives, Reasons and Effects of the Short-form Merger, page 7

Purposes, page 7

9.	We refer to disclosure referencing NRUC’s most recent consolidated financial statements and general and administrative expenses of approximately $4.7 million. Please confirm that all disclosures referencing the financial statements that are the subject of the restatement will be corrected, as may be required.

We confirm that all disclosures referencing the financial statements that are the subject of the restatement have been corrected.

10.	You disclose your belief that NRUC is experiencing difficulties with its obligation to report pursuant to the requirements of the Exchange Act and cite to the recently missed NRUC quarterly report filing as evidence of this fact. Revise to provide further context to this statement. For example, explain whether the filing parties’ contend that these current difficulties cannot and would not be remedied in the future such that a going private transaction is warranted at this time.

The Schedule 13E-3/A has been revised beginning on page 11 of the Revised Transaction Statement to include additional support and context with respect to the difficulties experienced by NRUC in complying with its reporting obligations.

11.	Further to our comments above. Given that the factors you list as contributing to the decision to take the company private appear to have existed in prior years, please revise to clarify why you seek to undertake the going private transaction at this time as opposed to other times in the company’s operating history. See Item 1013(c) of Regulation M-A.

The Schedule 13E-3/A has been revised beginning on page 10 of the Revised Transaction Statement to reflect the recent exchange of ownership of NRUC to Green SEA Resources Inc. and recent considerations of management of Green SEA Resources Inc. with respect to a going-private transaction.

12.	In numerous sections throughout the transaction statement, you reference the “substantial” “significant” or “disproportionate” costs associated with NRUC being a public company and the “adverse” effect this has had on NRUC’s financial performance. Please provide support for the assertions made. Additionally, disclose specifically how the costs associated with filing and reporting have impacted NRUC’s financial performance.

Please see page 12 of the Revised Transaction Statement, which includes a $1.5 million estimate of the cost savings to NRUC per annum on an ongoing basis if NRUC is no longer a public company. The Filing Persons believe that this amount is significant and disproportionate in relation to NRUC’s operations based on the amount of its net income, which was approximately $1.8 million as of December 31, 2010 (as per the amended Form 10-KT/A).

Alternatives, page 7

13.	Please provide support for your assertions comparing the cost of alternative transactions by specifying the dollar amount of cost associated with a particular transaction relative to the chosen short-form merger transaction.

We respectfully submit that it would be difficult to accurately estimate the costs of the alternative transactions with references to specific dollar amounts because each of these transactions would be subject to a number of variables. For instance, a long form merger would likely require additional time to close as it would require a special committee and a vote of the shareholders. The added time required to establish a special committee and hold a shareholder meeting would create additional third party costs, such as additional legal and other advisory fees and expenses, and if a long form merger was not successfully consummated, we still would effect a short-form merger but at an additional cost. Similarly, if we were to structure the transaction as a tender offer, it is unlikely that all of the minority shareholders would tender their shares. As a result, we would still have to effect a short-form merger at an additional cost. Because the short-form merger is legally permissible under Utah law, we respectfully submit that the disclosure on page 12 of the Revised Transaction Statement is sufficient and specific disclosure concerning the costs of the alternative transactions would not provide shareholders any incremental value and may possibly cause to confuse shareholders as to the permissibility of the short-form merger structure.

14.	Supplement your disclosure and identify which filing party presented what alternative and which filing party rejected an alternative and the reasons for each party’s rejection.

As set forth in the Schedule 13E-3/A, GSR Acquisition Corp. is a wholly-owned subsidiary of Green SEA Resources Inc. and was incorporated in furtherance of the going-private transaction. Each of the members of GSR Acquisition Corp.’s management and board of directors is also a member of the management and/or board of directors of Green SEA Resources Inc. As a result, the reference to “we” on page 12, and as used as a defined term throughout the Schedule 13E-3/A is accurate as the Filing Persons have adopted the same analyses and conclusions. Additionally, we believe that the reasons that each of the alternatives were rejected by each Filing Person are included on page 12 of the Revised Transaction Statement and again note that because it is permissible to rely on the Utah short-form merger statute, we believe that there is a strong policy argument in favor of limiting the discussion of alternative transactions to avoid shareholder confusion regarding their voting or other rights with respect to short-form mergers.

Reasons, page 8

15.	Supplement your disclosure to identify the “recent capital market trends” to which you refer. Also, please provide further support for the assertion made.

The Schedule 13E-3/A has been revised on page 12 of the Revised Transaction Statement to address the Staff’s comment by indicating that recent public capital market trends affecting small-cap companies include reduced liquidity due to the recent economic downturn.

Fairness of the Short-Form Merger, page 10

16.	As currently drafted, the fairness disclosure addresses “minority” shareholders, which may not be limited to unaffiliated shareholders. Revise all the disclosures included in the transaction statement regarding fairness of the transaction to address fairness to unaffiliated shareholders. See Question and Answer #19 in Exchange Act Release No. 34-17719.

The Schedule 13E-3/A has been revised beginning on page 15 of the Revised Transaction Statement to address the Staff’s comment by expanding all disclosures included in the Revised Transaction Statement regarding fairness of the transaction to address fairness to unaffiliated shareholders.

17.	Please disaggregate the discussion in this section to reflect the determinations made by each affiliate engaged in the Rule 13e-3 transaction. For example, include a statement from each of the board of Green Sea Resources and the board of GSR Acquisition as to whether they believe the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders. Include the analysis of the material factors upon which each filing person relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981). In this regard, please note that the reasons for the transaction and the alternatives considered by one affiliate may be different than those of another filing party, and this fact should be reflected in the disclosure. Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3.

The Schedule 13E-3/A has been revised beginning on page 15 of the Revised Transaction Statement to address the Staff’s comment by disaggregating the discussion of the fairness of the short-form merger to reflect the determinations made by each Filing Person, including a statement from each of the boards of directors of Green SEA Resources Inc. and GSR Acquisition Corp. as to their beliefs that the Rule 13e-3 transaction is substantively and procedurally fair to the unaffiliated shareholders and the analysis of the material factors upon which each of the Filing Persons relied in reaching their conclusions.

18.	The recommendation and analysis does not appear to address factors (i)-(v) described in Instruction 2 to Item 1014, or explain in detail why such factors were not deemed material or relevant. Clarify whether each filing party is adopting the analyses of the financial advisor and/or revise to address each of the missing factors listed in Instruction 2 to Item 1014 of Regulation M-A. Please note that these factors are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please note that this comment applies to all filing persons, including filing persons who are added in response to prior comment 1.

The Schedule 13E-3/A has been revised beginning on page 16 of the Revised Transaction Statement to address the materiality of the following factors in reaching the determination that the short-form merger is substantively and procedurally fair to the minority shareholders, including the unaffiliated shareholders: current market prices, historical market prices, net book value, going concern value and liquidation value. The Schedule 13E-3/A has also been revised beginning on page 15 of the Revised Transaction Statement to provide that each of the boards of directors of the Filing Persons concur with the independent valuation prepared by CF&Co and have utilized the valuation and related fairness opinion as one of the material factors used in reaching the determination that the short-form merger is substantively and procedurally fair to the minority shareholders, including the unaffiliated shareholders.

19.	Further to our comment above. Revise to address how each filing party considered the substantive fairness of $0.57 per share given the high share price of NRUC common stock of $1.32 and $0.90 in the first and second quarters of 2011.

The Schedule 13E-3/A has been revised on page 16 of the Revised Transaction Statement to provide that even though the high share prices of NRUC common stock during the first, second and third quarters of 2011 were $1.32, $0.90 and $0.80, respectively, each of the Filing Persons believe that the NRUC trading market is not a reliable basis for valuation because NRUC’s shares are thinly traded on the Pink Sheets with a wide bid-ask spread and the trading market is susceptible to large movements on very small trades. Further, to the best of our knowledge NRUC’s common stock is not covered by securities analysts.

20.	Supplement your disclosure to explain further how each party arrived at the substantive fairness conclusion given disclosure that “at least fair value” is being paid for the NRUC stock. Were other valuations considered and rejected? If so, revise to state this fact and why they were rejected.

As noted in our response to comment 14, each of the Filing Persons individually arrived at the substantive fairness conclusion. This conclusion was reached based on the factors set forth beginning on page 15 of the Revised Transaction Statement. The Filing Persons did not commission any valuation analysis other than the independent valuation performed by CF&Co.

21.	Clarify how each filing party considered the “sum-of-the-parts” analyses and valuations of assets undertaken by the financial advisor. For example, we note disclosure in the Form 10-KT in which the company stated its belief that its “water rights can generate a future revenue stream and have increasing value, especially as any prospective development of the oil shale resources of the Piceance Creek Basin may require very large volumes of water...” (emphasis added). Explain how the NRUC board’s considerations of the value attributable to its water rights factored into the filing persons’ consideration of the assumptions made and value derived by the financial advisor for the water assets, including assumptions made regarding the appropriate probability discount.

Each of the Filing Persons concur with the independent valuation prepared by CF&Co and utilized the valuation and related fairness opinion as factors each of the Filing Persons considered in determining that the short form merger was fair to the minority shareholders, including the unaffiliated shareholders. The Filing Persons believe that the CF&Co valuation is consistent with the disclosures provided by NRUC with respect to the future value of its water rights because the value is subject to a number of risks that should be appropriately discounted, including the risk that such rights are not currently saleable. As a result, the CF&Co valuation discounted the value of the water rights to reflect what a buyer might pay to acquire the assets today based upon the small number of potential buyers available and political, legal, environmental and technical issues relating to the oil shale industry, and the difficulties and uncertainties inherent in concluding such a sale.

Details of the Financial Analyses, page 12

22.	We note disclosure stating that the valuation of the oil shale deposits was based on two precedent transactions. Supplement your disclosure to describe whether a valuation based on only two precedent transactions is typical or atypical.

The Schedule 13E-3/A has been revised beginning on page 17 of the Revised Transaction Statement to disclose that it is not unusual to rely on only two precedent transactions of a comparable size and scope because of the limited number of transactions in the oil shale market.

23.	Provide further disclosure on why the balance sheet adjustment was needed and how the $2 million figure was derived. Please note our subsequent comment 33.

The Schedule 13E-3/A has been revised on page 18 of the Revised Transaction Statement to provide further disclosure regarding why the balance sheet adjustment is needed by stating that CF&Co valued NRUC’s three business interests on a stand-alone basis which provides an enterprise value and therefore requires an adjustment to reflect NRUC’s balance sheet in order to fully reflect the price at which a 100% sale of NRUC would be conducted. In order to establish the equity value and determine the balance sheet adjustment, CF&Co assessed NRUC’s financial statements for items which are not captured by its financial modeling and valuation metrics. These items included NRUC cash and asset retirement obligations.

24.	Please revise to address whether each filing party considered the procedural fairness benefits of a tender offer, which, in contrast to the short form statutory merger, would have permitted some level of shareholder voluntary participation.

As noted in the response to comment 13, each of the Filing Persons considered a tender offer as an alternative transaction structure as noted on page 12 of the Revised Transaction Statement but determined that a tender offer that did not result in the acquisition of all of the remaining NRUC shares would result in the Filing Persons being required to effect a short-form merger following the closing of the tender offer. Given the availability of the Utah short-form merger statute, we believe that there is a strong policy argument in favor of limiting the discussion of alternative transactions because such discussion could cause confusion for shareholders by implicitly signaling that such shareholders may in fact have voting or other rights with respect to the short-form merger.

25.	We note that GSR does not intend to grant minority shareholders special access to its records in connection with the short-form merger and does not intend to obtain counsel or appraisal services for the minority shareholders of NRUC. Please revise the procedural fairness discussion to disclose whether the filing parties discussed these options and if so, why these options were rejected.

The Filing Persons did not discuss these options as they are not required by the Utah short-form merger statute. Further, we believe a discussion of these options may seem to indicate that NRUC shareholders have a right that they actually do not have, and may confuse shareholders as to the short-form merger process. However, the Filing Persons did engage CF&Co to perform an independent valuation of NRUC and fairness opinion to minority shareholders, which is not required in transactions of this type, and, based upon a review of precedent transactions of this type, is atypical.

26.	We refer to the Form 8-K filed on July 28, 2011. Your fairness discussion should address how each filing party considered or will consider the impact of the restated financial statements, to the extent such restated financials impact the underlying considerations and analyses undertaken by the filing parties.

The Schedule 13E-3/A has been revised on page 15 of the Revised Transaction Statement to disclose that the restatement of NRUC’s financial statements for the transition period ended December 31, 2010 resulted in a total reduction of $2,943,341 in net income after tax as of December 31, 2010 and did not materially change the amount of the balance sheet adjustment included in the CF&Co’s updated valuation effective August 1, 2011 and dated as of October 20, 2011. Further, the evaluation relating to the restatement of NRUC’s financial statements and income tax filings clarified that NSI is expected to pay more taxes than previously forecast in future periods due to a reduction in tax losses specifically related to NSI resulting in a reduction in the value of the sodium bicarbonate business by $1 million according to CF&Co. The amount of this reduction is considered to be immaterial to the overall value of NRUC and the Filing Persons are not altering the consideration being offered in connection with the transaction. The restatement of NRUC’s financial statements also resulted in an increased amount of NRUC tax losses. However, these additional tax losses are not being utilized for purposes of valuing NRUC because we believe that NRUC will have already exceeded the cumulative tax loss carry forward limit in the U.S based on the amount of NRUC tax losses previously disclosed. The Revised Transaction Statement discloses that the restatement and the selected financial data for the quarters ended March 31 and June 30, 2011 do not alter the analysis of CF&Co, or the analysis of either of the boards of directors of Green SEA Resources Inc. and GSR Acquisition Corp. regarding whether the consideration to be provided is fair because the restatement and the selected financial data for the quarters ended March 31 and June 30, 2011 resulted in an immaterial decrease in the valuation of NRUC.

27.	Please see our comment above. Advise us of whether the financial advisor intends to update its opinion, including any portions of its analysis, following the restatement. If not, disclose why not.

CF&Co was requested by the Filing Persons to update its Valuation Report as a result of the restatement, the financial statements for the quarters ended March 31 and June 30, 2011 and a review of previous NRUC tax filings, a copy of which is attached to the Revised Transaction Statement reflecting an immaterial decrease in the valuation of NRUC.

Evaluation Report and Fairness Opinion by CF&Co, page 15

Valuation Report and Fairness Opinion by CF&Co, page 15

28.	We note the financial advisor’s review of material prepared by NRUC, GSR and The Sentient Group. Please disclose all projections prepared by NRUC and/or any of the filing parties, which were provided to the advisor if such projections were used to evaluate the merger and going-private transaction. We may have further comment.

We do not believe that it is appropriate to disclose in the Schedule 13E-3/A the internal NRUC projections that were provided to CF&Co in connection with its valuation because all of the material information included in such projections was analyzed and assessed on an independent basis by CF&Co and has been incorporated, appropriately determined by CF&Co, in the Valuation Report and Fairness Opinion. Further, with the limited exception of certain transactions involving a shareholder vote (which is not required under Utah law for the short-form merger), public companies do not typically disclose their projections as such disclosure could create uncertainty and increased liability exposure in addition to business and operating risks resulting from competitors, suppliers and customers being able to access this information. Finally, dissenting shareholders will have statutory rights to seek access to additional internal information in a judicial appraisal proceeding under Utah law, where there will be a process and forum for weighing and protecting the interests of all parties.

29.	Revise to identify all sources of information or “additional information obtained” by the financial advisor if materially relevant to the analyses provided.

The Schedule 13E-3/A has been revised on page 21 of the Revised Transaction Statement to clarify that, as discussed on page 22, in connection with its analyses, CF&Co considered, among other things, information relating to the assets and liabilities of NRUC, the appropriate valuation methodology for each of the assets and the application of such methodology to each of the assets, including:

•	Material prepared by NRUC, GSR and The Sentient Group of Global Resource Funds, including financial data, cash flow models, market projections and other information concerning NRUC’s assets and the industries within which it operates, as deemed relevant by CF&Co;

•	Certain publicly available information concerning NRUC’s assets and the industries within which it operates, as deemed relevant by CF&Co;

•	Past and present market prices and trading volumes of NRUC common stock and of the stock of other companies of a comparable nature to NRUC and/or its assets, as deemed relevant by CF&Co;

•	Public information relating to comparable transactions in industries relevant to NRUC and its assets, as deemed relevant by CF&Co;

•	Discussions with the management of NRUC and GSR, as appropriate and feasible, and a visit to NRUC in Colorado during the course of the valuation process; and

•	Such other corporate, industry and financial market information and analysis, as deemed relevant by CF&Co.

Details of the Sum-of-the-Parts Valuation, page 17

NSI Valuation, page 18

30.	Disclose the material assumptions discussed by and amongst the advisor and NSI management.

The Schedule 13E-3/A has been revised on page 24 of the Revised Transaction Statement to provide disclosure relating to the discussions between CF&Co and NSI management regarding material assumptions in the cash flow model used as the basis of valuation.

Market Multiples, page 18

31.	Clarify further how the implied values were derived.

The Schedule 13E-3/A has been revised on page 25 of the Revised Transaction Statement to disclose that the implied value of NSI was calculated by applying the respective EBITDA and earnings of NRUC, as determined by the CF&Co financial model, to the average of the comparable trading company multiples selected for inclusion in CF&Co’s analysis.

32.	We note reference to the “imperfect” analogies to comparable companies. Please clarify further the comparability of the companies selected to the subject company by identifying the key characteristics used to select the companies.

The Schedule 13E-3/A has been revised beginning on page 25 of the Revised Transaction Statement to disclose that the peer group was chosen on the basis of those companies in the business of selling sodium bicarbonate and similar products.

Balance Sheet Adjustment, page 22

33.	Explain what aspects of the NRUC financial statements were not “fully captured by... financial modeling and valuation metrics...,” and how the $2 million adjustment was derived.

The Schedule 13E-3/A has been revised on page 28 of the Revised Transaction Statement to disclose that CF&Co’s valuation of NRUC’s assets provides an enterprise value and therefore requires an adjustment to reflect NRUC’s balance sheet in order to fully reflect the price at which a 100% sale of NRUC would be concluded. In order to establish the equity value and determine the balance sheet adjustment, CF&Co assessed NRUC’s financial statements for items which are not captured by its financial modeling and valuation metrics. These items included NRUC cash and asset retirement obligations. The total balance sheet adjustment is $2 million.

Selected Financial Data, page 23

34.	Please amend to include the financial information, as restated, and update the information provided to include the two most recently completed fiscal quarters. Please ensure all of the information required by Item 1010(c) of Regulation M-A is included therein for the requisite periods.

The Schedule 13E-3/A has been revised beginning on page 29 of the Revised Transaction Statement reflecting the restatement of the audited financial statements for the transition period ended December 31, 2010 and selected financial data for the two most recently completed fiscal quarters ended March 31, 2011 and June 30, 2011, including all of the information required by Item 1010(c) of Regulation M-A for the requisite periods.

35.	Please confirm that the transaction statement will not be distributed to shareholders before the updated and corrected restated financial information referenced above is filed.

We confirm that the Revised Transaction Statement will not be distributed to shareholders before the updated and corrected restated financial information referenced above is filed with the Commission.

* * *

In connection with this response to the Staff’s comment letter, the Filing Persons acknowledge the following:

•	The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Filing Persons may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing. If you have any questions regarding the Schedule 13E-3/A or these responses, please feel free to contact me at (416) 649-9283. In addition, you may direct correspondence to me by facsimile at (416) 867-9384.

Sincerely,

/s/ D’Arcy Doherty

D’Arcy Doherty Vice President, Legal & General Counsel Green SEA Resources Inc.

Cc:	Thomas M. Rose

Troutman Sanders LLP